Exhibit 12

CELANESE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	Predecessor				Successor
	Year Ended December 31,			Three Months Ended March 31, 2004	Nine Months Ended December 31, 2004	Year Ended December 31, 2005
	2001	2002	2003
	(in $ millions, except ratio of earnings to combined fixed charges)
Earnings:
Earnings (loss) from continuing operations before tax and minority interest	(378)	168	172	67	(180)	362
Less:
Equity in net earnings of affiliates	(12)	(21)	(35)	(12)	(36)	(61)
Plus:
Income distributions from equity investments	19	61	23	16	22	66
Amortization of capitalized interest	9	10	14	2	1	3
Total fixed charges	104	89	72	16	333	454
Total earnings as defined before combined fixed charges	(258)	307	246	89	140	824
Fixed charges:
Interest expense	72	55	49	6	300	387
Capitalized interest	4	6	3	3	4	4
Estimated interest portion of rent expense	28	28	20	7	21	31
Cumulative undeclared and declared preferred stock dividends	—	—	—	—	—	10
Guaranteed payment to minority shareholders	—	—	—	—	8	22
Total combined fixed charges	104	89	72	16	333	454
Ratio of earnings to combined fixed charges	—	3.4	3.4	5.6	—	1.8
Excess (Deficiency)	(362)	218	174	73	(193)	370